DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO C.F.R. 200.83. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”
September 26, 2018
VIA OVERNIGHT DELIVERY
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

Re:	SolarWinds Corporation
Registration Statement on Form S-1
File No. 333-227479
Filed September 21, 2018
Ladies and Gentlemen:
We are submitting this letter on behalf of SolarWinds Corporation (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-227479) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) in order to facilitate the Staff’s review of the Company’s stock-based compensation expense, to inform the Staff that the Company, in consultation with the representatives of the underwriters in the Company’s initial public offering, determined that the price range for the Company’s common stock was expected to be a four-dollar range between $[***] and $[***] per share (the “Indicative Price Range”). The Company expects that it will narrow the Indicative Price

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Range to a range within the permissible limits that would be reflected in the preliminary prospectus prior to the commencement of the roadshow. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Timing Considerations
The Company advises the Staff that it anticipates printing its preliminary prospectus on October 5, 2018, and commencing its road show on October 9, 2018, with a target pricing date of October 18, 2018. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.
Historical Fair Value Determination Methodology
The Company’s discussion of stock-based compensation is primarily contained in the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Pre-IPO Valuation of Common Stock,” which have been filed with the Commission and are included on pages 93 and 94 of the Registration Statement. The Company’s Board of Directors (the “Board”) has historically determined the fair value of the Company’s common stock using approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
As described beginning on page 94 of the Registration Statement, the Board has historically considered various objective and subjective factors such as the Company’s then-current and historical operating performance, its expected future operating performance, its financial condition at the award date, the Company’s indebtedness and its related cost and repayment obligations, the liquidation and dividend rights and preferences of the Company’s Class A common stock (the “Class A Stock”), any recent privately negotiated sales of its securities to independent third parties, input from management, the lack of the then-current marketability of the Company’s common stock, the potential future marketability of the Company’s common stock, the business risks inherent in the Company’s business and in technology companies generally, the market performance of comparable public companies, and periodic valuations from an independent third-party valuation firm to determine the fair value of the Company’s common stock.

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Determination of Estimated Value
The independent third-party valuations used the valuation approaches as follows:
Income Approach
The income approach values a business by focusing on the income-producing capability of a business, and estimates value based on the expectation of future cash flows that a company will generate.
Market Approach
The market approach values a business by focusing on a comparison of the subject business to comparable businesses that are publicly traded (the market comparable approach) or that are part of a public or private transaction (the market transaction approach).
Discount for Lack of Marketability
The independent third-party valuations each considered that shares of the Company’s common stock are not freely tradeable in the public markets. Accordingly, each of the valuations reflects a lack of marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

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Stock Awards Since February 5, 2016 and Related Valuations
The table below contains a complete list of all awards of stock options and restricted stock made since February 5, 2016, the date that the Company was acquired by affiliates of the investment firms Silver Lake and Thoma Bravo (the “Take Private”).

	Stock Options			Restricted Stock
Award Date	Options Awarded	Exercise Price Per Share	Fair Value	Restricted Stock Awarded	Purchase Price Per Share	Fair Value
April 2016	556,600	$0.27	$150,616	6,410,454	$0.27	$1,734,669
June 2016	—	$—	$—	270,000	$0.27	$73,062
August 2016	376,500	$0.27	$101,881	496,500	$0.27	$134,353
October 2016	289,000	$0.27	$78,203	25,000	$0.27	$6,765
December 2016	350,000	$0.27	$94,710	285,500	$0.27	$77,256
March 2017	—	$—	$—	10,000	$0.56	$5,600
April 2017	124,000	$0.56	$69,440	15,000	$0.56	$8,400
May 2017	110,000	$0.56	$61,600	115,000	$0.56	$64,400
June 2017	600,000	$0.56	$336,000	—	$—	$—
September 2017	392,500	$0.74	$290,450	216,000	$0.74	$159,840
November 2017	69,000	$0.74	$51,060	—	$—	$—
March 2018	617,000	$2.10	$1,295,700	813,500	$2.10	$1,708,350
April 2018	170,000	$2.10	$357,000	7,000	$2.10	$14,700
August 2018	273,000	$10.08	$2,751,840	—	$—	$—
As disclosed in the Registration Statement, for all periods since the Take Private, the Company has awarded employees stock options at exercise prices equal to the fair value of the underlying common stock at the time of award and issued restricted stock at purchase prices equal to the fair value of the common stock at the time of issuance, in each case as determined by the Board on a contemporaneous basis. At each award date, the Board acted in good faith to ensure that all relevant business developments were taken into account in making valuation determinations.
General Commentary on Common Stock Value Movement
As discussed further below, the value of the common stock is primarily a function of the estimated enterprise value of the Company and the characteristics of the Company’s capital structure. Since the Take Private, the value of the common stock increased proportionately more than the enterprise value given the high leverage effect created by the Company’s outstanding debt and Class A Stock, which stock has a liquidation preference equal to its stated value including accrued dividends and upon an initial public offering receives proceeds equal to the stated value including

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accrued dividend. Since the Take Private, the Company’s outstanding debt and Class A Stock have comprised a very significant portion of the Company’s total capital structure.
March–June 2017 Awards
In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of December 31, 2016 (the “December 2016 Valuation”) in determining the $0.56 price per share. The analysis was derived using a 50–50 weighting of the income and market approaches (with the market approach comprising a 50–50 weighting of the market comparable and market transaction approaches) to arrive at the estimated enterprise value. The income and market approaches were equally weighted because the results were generally consistent with each other, which indicated that they were corroborative. Enterprise value plus outstanding cash was reduced by the outstanding debt balance and Class A Stock value to arrive at the total value of common equity (including stock options) of the Company. The total common equity value was allocated between common stock and outstanding stock options by an iterative calculation that determined the value of the stock options based on a Black-Scholes estimate using an average time to exercise of 6.5 years; a weighted average strike price of $0.27056; equity volatility of 45%, based on indications derived from publicly traded comparable companies; and a risk free rate of 2.18%, which corresponded to the expected term of the options. The valuation also applied a lack of marketability discount of 15% based on an underlying equity volatility of 45%, a holding-period assumption of approximately three years and judgment in selecting within a range of reasonable discounts based on quantitative models. The increase in the value of the Company’s common stock between the Take Private and the December 2016 valuation was attributable in part to favorable adjustments in the Company’s forecasted operating results, including the impact of, and uncertainties resulting from, the May 2016 LOGICnow acquisition, which resulted in an increase of the Company’s outstanding debt and the issuance of additional shares of Class A Stock.
Between March 2017 and June 2017, the Board awarded options to purchase 834,000 shares of common stock with an exercise price of $0.56 per share and the Company issued 140,000 shares of restricted stock for a purchase price of $0.56 per share. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the December 2016 Valuation, the lack of significant developments in the Company’s business since the date of the December 2016 Valuation, other relevant business developments, and the other factors discussed above and on pages 93 and 94 of the Registration Statement.

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September–November 2017 Awards
In order to assist the Board in determining the estimated fair value per share of common stock in connection with future stock option awards and restricted stock issuances, the Company again retained a firm to conduct an independent third-party valuation as of June 30, 2017 (the “June 2017 Valuation”) in determining the $0.74 price per share. As with the December 2016 Valuation, the analysis was derived using a 50–50 weighting of the income and market approaches (with the market approach comprising a 50–50 weighting of the market comparable and market transaction approaches) to arrive at the estimated enterprise value. The income and market approaches were equally weighted because the results were generally consistent with each other, which indicated that they were corroborative. Enterprise value plus outstanding cash was reduced by the outstanding debt balance and Class A Stock value to arrive at the total common equity value (including stock options) of the Company. The total common equity value was allocated between common stock and outstanding stock options by an iterative calculation that determined the value of the stock options based on a Black-Scholes estimate using an average time to exercise of 6.0 years; a weighted average strike price of $0.3804; equity volatility of 45%, again based on indications derived from publicly traded comparable companies; and a risk free rate of 2.03%, which corresponded to the expected term of the options. The June 2017 Valuation also applied a lack of marketability discount of 15% based on an underlying equity volatility of 45%, a holding-period assumption of approximately three years and judgment in selecting within a range of reasonable discounts based on quantitative models. The increase in value of the Company’s common stock between the December 2016 Valuation and the June 2017 Valuation was attributable in part to continued growth in Company revenue and Adjusted EBITDA.
Between September 2017 and November 2017, the Board awarded options to purchase 461,500 shares of common stock with an exercise price of $0.74 per share and the Company issued 216,000 shares of restricted stock for a purchase price of $0.74 per share. In addition to the June 2017 Valuation, the Board considered various factors in determining the fair value of the common stock in connection with such awards, including the lack of significant developments in the Company’s business since the date of the June 2017 Valuation, other relevant business developments, and the other factors discussed above and on pages 93 and 94 of the Registration Statement.
March–April 2018 Awards
In order to assist the Board in determining the estimated fair value per share of common stock in connection with future stock option awards and restricted stock issuances, the Company again retained a firm to conduct an independent third-party valuation as of December 31, 2017 (the “December 2017 Valuation”) in determining the $2.10 price per share. As with the June 2017 Valuation, the analysis was derived using a 50–50 weighting of the income and market approaches (with the market approach comprising a 50–50 weighting of the market comparable and market

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transaction approaches) to arrive at the estimated enterprise value. The income and market approaches were equally weighted because the results were generally consistent with each other, which indicated that they were corroborative. Enterprise value plus outstanding cash was reduced by the outstanding debt balance and Class A Stock value to arrive at the total common equity value (including stock options) of the Company. The total common equity value was allocated between common stock and outstanding stock options by an iterative calculation that determined the value of the stock options based on a Black-Scholes estimate using an average time to exercise of 5.8 years; a weighted average exercise price of $0.4513; equity volatility of 40%, based on indications derived from publicly traded comparable companies; and a risk free rate of 2.26%, which corresponded to the expected term of the options. The December 2017 Valuation also applied a lack of marketability discount of 20% based on an underlying equity volatility of 40%, a holding-period assumption of approximately two years and judgment in selecting within a range of reasonable discounts based on quantitative models. The increase in the value of the Company’s common stock between the June 2017 Valuation and the December 2017 Valuation was attributable in part to continued growth in Company revenue and Adjusted EBITDA as well as updated assumptions regarding risk and market valuation multiples.
In March 2018 and April 2018, the Board awarded options to purchase 787,000 shares of common stock with an exercise price of $2.10 per share and the Company issued 820,500 shares of restricted stock for a purchase price of $2.10 per share. In addition to the December 2017 Valuation, the Board considered various factors in determining the fair value of the common stock in connection with such awards, including the lack of significant developments in the Company’s business since the date of the December 2017 Valuation, all relevant business developments, and the other factors discussed above and on pages 93 and 94 of the Registration Statement.
August 2018 Awards
In order to assist the Board in determining the estimated fair value per share of common stock in connection with future stock option awards and restricted stock issuances, the Company again retained a firm to conduct an independent third-party valuation as of June 30, 2018 (the “June 2018 Valuation”) in determining the $10.08 price per share. The analysis for the June 2018 Valuation was derived using a 50–50 weighting of the income and market approaches (specifically the market comparable approach) to arrive at the estimated enterprise value. The market transaction approach was not used in the June 2018 Valuation because the Company’s proposed initial public offering strategy reduced the relevance of this approach and increased the relevance of the market comparable approach, and the passage of time since the Take Private further reduced the relevance of the market transaction approach. The income and market approaches were equally weighted because the results were generally consistent with each other, which indicated that they were corroborative. Enterprise value plus outstanding cash was reduced by the outstanding debt balance and Class A Stock value to arrive at the total common equity value (including stock options) of the Company. The equity

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value was allocated between common stock and outstanding stock options by an iterative calculation that determined the value of the stock options based on a Black-Scholes estimate using an average time to exercise of 5.8 years; a weighted average strike price of $0.8594; equity volatility of 40%, based on indications derived from publicly traded comparable companies; and a risk free rate of 2.84%, which corresponded to the expected term of the options. The June 2018 Valuation also applied a lack of marketability discount of 10% based on an underlying equity volatility of 40%, a holding-period assumption of approximately six months and judgment in selecting within a range of discounts based on quantitative models.
The significant increase in the estimated value of the common stock from the December 2017 Valuation to the June 2018 Valuation was driven primarily by a larger increase in the estimated enterprise value of the Company (approximately 19%) over this period as compared to prior periods. The enterprise value increase was driven by continued growth in Company revenue and Adjusted EBITDA, improved projected financial performance of the Company, and updated assumptions regarding risk and market valuation multiples that reflect the Company’s status of having established a track record of successfully executing on its business plan for two years since the Take Private and having positioned itself as a viable candidate for a near-term public offering as of June 2018 (and therefore an increased probability of a successful public offering).
In August 2018, the Board awarded options to purchase 273,000 shares of common stock with an exercise price of $10.08 per share. In addition to the June 2018 Valuation, the Board considered various factors in determining the fair value of the common stock in connection with such awards, including the lack of significant developments in the Company’s business since the date of the June 2018 Valuation, other relevant business developments, and the other factors discussed above and on pages 93 and 94 of the Registration Statement.
Increase in Value from August 2018 to September 25, 2018
In connection with its efforts to evaluate whether to pursue a public offering in the third quarter of 2018, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range. On September 25, 2018, the Company, in consultation with the representatives of the underwriters, determined that a four-dollar price range between $[***] and $[***] per share was expected for the Company’s offering, assuming the offering were to close on or before October 31, 2018. At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

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The Company believes that the difference between the Company’s determination of fair value in August 2018 from the anticipated price range results primarily from the following factors:

•
Enhanced Liquidity and Marketability of the Company’s Common Stock. The valuation of the Company’s common stock as determined by the Board on June 30, 2018 reflected the illiquidity of the Company’s common stock on those dates and the uncertainty of the Company’s public offering. The valuation reflected in the anticipated offering price range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without marketability discounts.

•
IPO Scenario Probability. The June 30, 2018 third-party valuation report that was used by the Board as part of its determination of the fair value of the Company’s common stock in June 2018 assumed that although an initial public offering was the most likely outcome for the Company, it was not a certainty because several variables would affect this strategy, such as near-term Company performance and market dynamics. However, the estimated offering price range assumes the successful completion of a public offering, resulting in an increased common stock valuation as compared to its prior valuations.

•
Conversion of Class A Stock. The holders of the Class A Stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including cumulative and compounding dividends. The anticipated offering price range assumes the conversion of all Class A Stock and related dividends into common stock upon the completion of the Company’s initial public offering and the corresponding elimination of the superior economic rights and preferences and rights enjoyed by the holders of such Class A Stock, including the approximately $628 million in Class A Stock preferences as of June 30, 2018.

•
Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would strengthen the Company’s balance sheet as a result of increased cash. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets.

•	Positive feedback from equity investors after completion of the “testing-the-waters” meetings in early to mid-August 2018.
Conclusion
Based on the above discussion, the Company believes that the fair values determined by the Board for the common stock applicable to each stock option and restricted stock award are

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appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.
Please direct your questions or comments regarding this letter to the undersigned by telephone to (512) 457-7090 or by email to john.gilluly@dlapiper.com.
We and the Company appreciate the Staff’s attention to this matter.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III
John J. Gilluly III, P.C.
Partner
Enclosures

cc:	Kevin B. Thompson (SolarWinds Corporation)
J. Barton Kalsu (SolarWinds Corporation)
Jason W. Bliss (SolarWinds Corporation)
Amanda Borichevsky (SolarWinds Corporation)
Alan F. Denenberg (Davis Polk & Wardwell LLP)